Exhibit 12.1
Exhibit 12.1 Ratio of Earnings (Losses) to Fixed Charges
(000’s)

	2008	2007	2006	2005	2004

Earnings (Losses):

Loss from continuing operations, pre-tax	(173)	(11,842)	(2,582)	(8,794)	(42,339)
Fixed charges	17,528	17,411	11,510	11,790	11,422

Total	17,355	5,569	8,928	2,996	(30,917)

Fixed Charges:
Interest expense, excluding int. income & capitalized interest	16,181	16,478	11,110	11,390	11,024
Amortized expenses related to indebtedness	1,347	933	400	400	398

Total	17,528	17,411	11,510	11,790	11,422

Ratio of earnings (losses) to fixed charges	0.99	0.32	0.78	0.25	(2.71)

Additional pre-tax earnings needed to achieve a 1:1 ratio	(173)	(11,842)	(2,582)	(8,794)	(42,339)